

Mail Stop 3561

January 2, 2018

Gary Friedman
Chairman and Chief Executive Officer
RH
15 Koch Road, Suite K
Corte Madera, CA 94925

> **Re: RH**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Response Dated December 4, 2017**
> **File No. 001-35720**

Dear Mr. Friedman:

We have reviewed your December 4, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2017 letter.

Form 10-K for the Fiscal Year Ended January 28, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impairment of Goodwill and Long-Lived Assets, page 58

1. We note your response to comment 3, along with your response to comment 5 in our letter dated September 20, 2017. We have the following comments:

- You previously indicated that your CODM reviewed certain financial information for components of your RH operating segment, but such information was not prepared in accordance with GAAP. Please describe to us any non-GAAP profitability metrics that your CODM reviews for components of your RH operating segment, including describing the metric, describing the components of the operating segment for which the metric is presented, and describing how often the CODM reviews the metric. Your response should address the non-GAAP merchandise margin metric referred to in your prior responses, along with any other non-GAAP profitability metrics that your CODM reviews for components of your RH operating segment.

- For each non-GAAP metric identified above, please tell us whether the metric is ever presented to your Board of Directors or investors, and if so, tell us how often the metric is presented.

- For each non-GAAP metric identified above, please tell us in more detail how you determined the metric did not constitute discrete financial information used by the CODM to allocate resources and assess the performance of the RH operating segment. Please note that ASC 280 does not require such financial information to include all expenses, to be on a GAAP basis, or to be "complete discrete financial information" as referenced in your prior response. To assist us in understanding your response, please tell us in detail how you applied ASC 280 to conclude that the RH segment is a single operating segment rather than components of the RH segment representing multiple operating segments.

- If not addressed in your response to the bullet points above, please clearly explain to us how the CEO uses the component-level non-GAAP metrics that were referenced in your response to comment 5 in our letter dated September 20, 2017 to make decisions.

2. We note your response to comment 4, including that you sometimes record impairment charges in connection with specific store locations. Please tell us whether you classify these long-lived assets as Held and Used, and if so, explain to us in reasonable detail your methodology for calculating Step 1 of the impairment test in accordance with ASC 360 since you do not track cash flows at the store level.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products